The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

December 23, 2021

VIA EDGAR TRANSMISSION

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund, Inc. (the "Company") File Nos.: 033-20827 and 811-05518

Dear Ms. Lithotomos:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services regarding the Company's Post-Effective Amendment ("PEA") No. 283 to its Registration Statement on Form N-1A. PEA No. 283 was filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on October 15, 2021. The sole purpose of PEA No. 283 was to register new series of the Company. This letter responds to the Staff's comments on the Motley Fool Next Index ETF and the Motley Fool High Capital Efficiency Index ETF (each, a "Fund" and together, the "Funds").

The Company notes that the Motley Fool High Capital Efficiency Index ETF's name is proposed to be redesignated as follows:

Motley Fool High Capital Efficiency Index ETF à Motley Fool Capital Efficiency 100 Index ETF.

The Company will file a subsequent PEA under Rule 485(b) to update any missing information, respond to Staff comments, and file updated exhibits to the Registration Statement.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Company's response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA 283. New language is underlined and deleted language is struck-through for your convenience. The Company confirms that the response to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Company.

PROSPECTUS

1.        Summary Section – Fees and Expenses (Both Funds)

Staff Comment: Please confirm that the Fund does not currently operate under an expense limitation agreement and that waived expenses may not be recouped in future years.

Response: The Company supplementally confirms that the Fund does not currently operate under an expense limitation agreement and that the Adviser accordingly is not eligible to recoup any waived expenses.

2.       Summary Section – Principal Investment Risks (Both Funds)

Staff Comment: Consider whether the risk factors should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: The Company is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Company has considered the Commission's written guidance on ordering of risks, and the Company believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of a Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Company respectfully declines to re-order the risk factors.

3.        Summary Section – Management – Portfolio Managers (Both Funds)

Staff Comment: Please insert the Fund's inception date under the column heading "Start Date with Fund."

Response: The Company will make the requested change.

4.       Summary Section – Principal Investment Strategies (Both Funds)

Staff Comment: Please provide a copy of the Fund's index methodology in advance of the effective date.

Response: The Company will provide a copy of each Fund's methodology to the Staff under separate cover via email correspondence on December 23, 2021.

5.       Prospectus – Principal Investment Strategies (Both Funds)

Staff Comment: Please revise the disclosure concerning "universe continuity rules" so it reads in a more plain-English approach.

Response: The Company will make the requested change by adding the following disclosure after the third paragraph under Motley Fool Next Index ETF's "Principal Investment Strategies" section:

With respect to universe continuity, the Next Index is constructed utilizing a buffering methodology. The buffer is intended to reduce index turnover from movements in constituent weightings that could result in a company dropping out of the index only to be added back with the next rebalance. Specifically, stocks ranked in the top 105 positions based on TMF's analyst opinion database (70% of the 150-stock target) are automatically included in the candidate universe. Additionally, companies that were previously eligible based on their TMF analyst ratings will still be included as long as their rank is equal to or better than 195 (130% of the 150-stock target). Stocks are then added based on conviction score rank until the 150-stock target is reached.

Once the eligible universe is determined, inclusion in the Motley Fool 100 Index and the Next Index are determined jointly based on market capitalization and index continuity rules. A buffer of 30% of the Motley Fool 100 Index membership target - or 30 stocks - is used to prevent frequent turnover around the Motley Fool 100 Index/Next Index cutoff.

Specifically, stocks ranked in the top 70 positions based on firm-level market capitalization (70% of the 100-stock target) are automatically included in the candidate universe for the Motley Fool 100 Index. Additionally, companies that were previously included in the Motley Fool 100 Index will still be included as long as their market capitalization rank is equal to or better than 130 (130% of the 100-stock target). Stocks are then added to the Motley Fool 100 Index based on conviction score rank until the 100-stock target is reached. The remaining stocks are included in the Next Index.

Additionally, the Company will add the following disclosure to the end of the third paragraph under Motley Fool Capital Efficiency 100 Index Fund's "Principal Investment Strategies" section:

With respect to universe continuity, the Capital Efficiency 100 Index is constructed utilizing a buffering methodology. The buffer is intended to reduce index turnover from movements in constituent weightings that could result in a company dropping out of the index only to be added back with the next rebalance. Specifically, stocks ranked in the top 105 positions based on TMF's analyst opinion database (70% of the 150-stock target) are automatically included in the candidate universe. Additionally, companies that were previously eligible based on their TMF analyst ratings will still be included as long as their rank is equal to or better than 195 (130% of the 150-stock target). Stocks are then added based on conviction score rank until the 150-stock target is reached.

6.       Prospectus – Motley Fool Next Index ETF – Principal Investment Strategies – The Next index

Staff Comment: In the second paragraph, please clarify whether the 100 largest securities that are excluded from the Next Index are all large-capitalization companies, and if so, whether there are any additional large-capitalization companies that are not part of the Motley Fool 100 Index but are part of TMF's "recommendation universe" that would be excluded from the Next Index as a result of it not being a small- or mid-capitalization company.

Response: The Company will make the requested change by revising the aforementioned disclosure as follows:

To be eligible for inclusion in the Next Index, a security must first meet the existing eligibility criteria of the Motley Fool 100 Index, a proprietary, rules-based index designed to track the performance of the 100 largest, most liquid U.S. companies that have been recommended by TMF's analysts and newsletters. However, the Next Index excludes the 100 largest securities that meet the Motley Fool 100 Index eligibility criteria, subject to universe continuity rules, and consists of the next largest companies~~, or small- or mid-capitalization companies~~ with a 3-month average daily value traded greater than or equal to $1 million. The selection universe consists of companies of all market capitalizations. For this purpose, the Adviser defines small- and mid-capitalization companies as companies having capitalizations similar to, or less than, the companies in the Russell Midcap Index. To create the Motley Fool 100 Index, the largest 100 companies (based on market capitalization, but not restricted to any capitalization constraints) are selected. Given that the selection universe is dynamic, there is no guarantee that the smallest companies that make up the top 100 will always fit the definition of large capitalization, or that the first company (or companies) outside the top 100 will not fit the definition of large capitalization. Historically, the market capitalization weighting methodology has resulted in the Motley Fool 100 Index, under commonly accepted definitions, having attributes of a large capitalization index, and the Next Index having attributes of a small- and mid-capitalization index. ~~For this purpose, the Adviser defines small- and mid-capitalization companies as companies having capitalizations similar to, or less than, the companies in the Russell Midcap Index.~~

STATEMENT OF ADDITIONAL INFORMATION

7.       Purchase and Redemption of Creation Units – Purchase and Issuance of Creation Units – Procedures for Purchase of Creation Units

Staff Comment: In the second sentence of the fourth paragraph, please consider clarifying the language to indicate that a Fund will not accept orders for creation units on days in which the market or markets in which the Fund's investment are primarily traded are closed. Alternatively, please indicate the circumstances in which the Fund would accept orders for creation units on days in which the market or markets in which the Fund's investment are primarily traded are closed.

Response: The Company will revise the language as follows:

On days when the Exchange closes earlier than normal, a Fund may require orders to create Creation Units to be placed earlier in the day. In addition, if a market or markets on which a Fund's investments are primarily traded is closed on any day, a Fund will ~~also generally~~ not accept orders on such day. Orders must be transmitted by an AP by telephone or other transmission method acceptable to the Distributor pursuant to procedures set forth in the Participant Agreement and in accordance with the AP Handbook. With respect to a Fund, the Distributor will notify the Custodian of such order. The Custodian will then provide such information to the appropriate local sub-custodian(s). Those placing orders through an AP should allow sufficient time to permit proper submission of the purchase order to the Distributor by the Cut-Off Time on the Business Day on which the order is placed. Economic or market disruptions or changes, or telephone or other communication failure may impede the ability to reach the Distributor or an AP.

In addition, the Company will replace the section entitled "Purchase and Redemption of Creation Units - Purchase and Issuance of Creation Units – ACCEPTANCE OF ORDERS FOR CREATION UNITS" with the following:

ACCEPTANCE OF ORDERS OF CREATION UNITS. The Company reserves the right to reject an order for Creation Units transmitted to it by the Distributor in respect of a Fund including, without limitation, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (d) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; or (e) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Company, be unlawful.

PART C

8.       Part C Signature Page

Staff Comment: As Ms. Dolly is listed as a director, please add disclosure regarding Ms. Dolly within the Statement of Additional Information.

Response: The Company will make the requested change.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at (414) 765-5366.

Very truly yours,

/s/ James G. Shaw

James G. Shaw

Secretary

cc:	Kelsey Mowrey, Motley Fool Asset Management, LLC

Salvatore Faia, The RBB Fund, Inc.

Jillian Bosmann, Faegre Drinker Biddle & Reath LLP

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